UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-55100

          GLOYRWIN ENTERTAINMENT GROUP INC.

(Exact name of registrant as specified in its charter)

20/F, AIA Tower, Nos 251A-301 Avenida Commercial de Macau, Macau
853 8294-2333

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 195

Common Stock, par value $0.001 per share: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Glorywin Entertainment Group Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 7th, 2017	GLORYWIN ENTERTAINMENT GROUP INC.

	By:	/s/ Min Song
	Name:	Min Song
	Title:	Director, CEO